July 1, 2021
Robinhood Markets, Inc.
Registration Statement on Form S-1
CIK No. 0001783879
Dear Mr. McWilliams, Ms. Berkheimer, Mr. Thomas and Mr. West:
Robinhood Markets, Inc. (the “Company”) has filed today, via EDGAR, this letter and Registration Statement on Form S-1 (the “Registration Statement”) with the staff of the Securities and Exchange Commission.
Further in response to comment 3 in your letter dated May 21, 2021 relating to a draft of the Registration Statement, the Company has revised the disclosure on pages 140 and 144 of the Registration Statement to state that the fair value adjustments of shares held to support the Robinhood Referral Program were immaterial for the periods presented. In the event that in future reported periods, such adjustments are material to investors in making an informed decision as to whether to invest in the Company’s Class A common stock, the Company confirms that it will disclose the amount of such adjustments for such periods.

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,
/s/ D. Scott Bennett
D. Scott Bennett

J. Nolan McWilliams
Sandra Hunter Berkheimer
Marc Thomas
Hugh West
Division of Corporate Finance
Office of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copies to:

Daniel Gallagher, Chief Legal Officer
Brandon Webb, Corporate Controller Christina Y. Lai, Vice President, Deputy General Counsel and Corporate Secretary
Weilyn Wood, Associate General Counsel
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, California 94025
VIA EMAIL